UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

SunAmerica Focused Alpha Growth Fund, Inc. (FGF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

867037103

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 867037103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  863,277

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  863,277

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

863,277

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

4.24%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
AIG SunAmerica Asset Management Corp.
Harborside Financial Center
3200 Plaza 5
Jersey City, New Jersey 07311

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 863,277 shares of FGF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 4.24% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of FGF fit the investment guidelines for various Accounts. Shares have been acquired since March 13, 2006.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 863,277 shares or 4.24% of the outstanding shares. George W. Karpus presently owns 9,345 shares. Mr. Karpus purchased shares on July 28, 2006 at $16.78 (7,845 shares), November 15, 2006 at $18.95 (800 shares) and on August 16, 2007 at $17.05 (700 shares). Sophie Karpus presently owns 110 shares. Ms. Karpus purchased shares on May 31, 2006 at $17.15 (50 shares) and on June 1, 2006 at $17.28 (60 shares). Jo Ann Van Degriff presently owns 3,500 shares. Ms. Van Degriff purchased shares on July 24, 2007 at $16.83 (700 shares), October 26, 2007 at $18.46 (200 shares), November 17, 2006 at $18.97 (1,000 shares), January 18, 2007 at $20.22 (500 shares), January 29, 2007 at $20.04 (1,000 shares) and on March 5, 2007 at $19.08 (100 shares). Dana R. Consler presently owns 200 shares purchased on May 23, 2007 at $19.81. Karpus Defined Benefit Plan presently owns 280 shares. The Plan purchased shares on May 26, 2006 at $17.20 (65 shares), May 30, 2006 at $17.12 (115 shares) and on August 16, 2007 at $17.05 (100 shares). Karpus Investment Management Profit Sharing Plan presently owns 8,225 shares. The Plan purchased shares on July 26, 2006 at $16.68 (655 shares), July 27, 2006 at $16.84 (200 shares), July 28, 2006 at $16.78 (45 shares), October 23, 2006 at $18.40 (1,000 shares), November 3, 2006 at $17.98 (200 shares), November 7, 2006 at $18.25 (50 shares), November 8, 2006 at $18.37 (100 shares), November 9, 2006 at $18.52 (100 shares), November 10, 2006 at $18.46 (100 shares), November 13, 2006 at $18.71 (300 shares), November 14, 2006 at $18.71 (100 shares), November 15, 2006 at $18.95 (50 shares), November 27, 2007 at $19.00 (1,160 shares), January 12, 2007 at $20.05 (2,000 shares), January 18, 2007 at $20.22 (2,000 shares), and on August 15, 2007 at $18.20 (165 shares). None of the other principals of KIM presently own shares of FGF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 8/3/2007  1,705   $18.59
 8/6/2007  1,735   $18.85
 8/7/2007  2,000   $19.19
 8/8/2007  4,390   $19.50
 8/10/2007  200   $18.90
 8/13/2007  560   $18.99
 8/14/2007  2,350   $18.60
 8/15/2007  6,100   $18.19
 8/16/2007  16,000   $17.02
 8/17/2007  800   $18.17
 8/20/2007  325   $18.30
 8/21/2007  1,000   $18.37
 8/22/2007  2,000   $18.88
 8/23/2007  1,190   $19.15
 8/27/2007  1,210   $19.25
 8/27/2007  (1,400)  $19.10
 8/28/2007  380   $18.75
 8/29/2007  155   $18.90
 8/31/2007  500   $19.24
 9/4/2007  900   $19.41
 9/5/2007  4,000   $19.33
 9/7/2007  (1,650)  $19.27
 9/7/2007  4,525   $19.23
 9/17/2007  330   $19.52
 9/18/2007  250   $19.66
 9/19/2007  890   $20.13
 9/21/2007  395   $20.14
 9/24/2007  1,000   $20.12
 9/25/2007  85   $20.31
 9/26/2007  525   $20.46
 9/27/2007  75   $20.61
 9/28/2007  200   $20.55
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the FGF securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, KIM has purchased Shares of FGF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a letter to the Fund on October 2, 2007. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   October 2, 2007

EXHIBIT 1
Letter to the Fund
Transmitted October 2, 2007

          October 2, 2007
SunAmerica Focused Alpha Growth Fund, Inc.
Harborside Financial Center
3200 Plaza 5
Jersey City, New Jersey 07311
Attention: Gregory N. Bressler, Secretary

 Re: SunAmerica Focused Alpha Growth Fund, Inc. (NYSE: FGF)

Mr. Bressler:
Our firm, Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 863,277 shares or 4.24% of the outstanding shares of SunAmerica Focused Alpha Growth Fund, Inc. ("FGF" or the "Fund").

We write to you to express our displeasure with respect to the poor management of the Fund's discount. As I am sure you are aware, in its prospectus, the Fund promised it would at least consider repurchases or tenders in an attempt to reduce or eliminate a market value discount from net asset value. The prospectus states: "The fund's board of directors currently contemplates that the fund, at least once each year, may consider repurchasing the common stock in the open market or in private transactions, or tendering for shares, in an attempt to reduce or eliminate a market value discount from net asset value, if one should occur."

To date, there is no evidence that such measures have been examined or implemented. Currently, the discount of the Fund is just over 12% and, according to Bloomberg data, even though the Fund is just over 2 years old, its discount history is as follows:

Year   Average Daily Discount
2005 (from inception)  -5.26%
2006   -11.99%
2007 (YTD)   -11.04%
SINCE INCEPTION:  -10.72%
Our company firmly believes that the closed-end format is superior to the open-end format. However, discounts must be managed; especially when provisions are included in a fund's prospectus specifically designed to do so. In our view, lifeboat provisions are included to protect shareholders, not to be a token measure to give shareholders a false sense of Board/management accountability.

Despite the implementation of a distribution policy, the Fund has traded at a historically wide discount. We believe that the Board must honor its stated safeguards and take proactive steps toward enhancing shareholder value.

There are various methods which may be employed to manage discounts. We would hope that the fund closely examines these various alternatives and implements the requisite and necessary solution as it sees fit. Thank you for your consideration.

Sincerely,

/s/

Brett D. Gardner
Portfolio Manager/Analyst